Snackie Jack's Ltd.

369 Bering Ave. Toronto, Ontario

03 AUG 12 AM 7:21



Office of International Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W. Mail Stop 3-2
Washington DC 20549
USA

SEC Exemption # 82 – 34724

SUPPL

Dear Sir or Madam:

Please find enclosed the material you require.

Yours truly,

Jack Pong

PROCESSED
AUG 18 2003
THOMSON
FINANCIAL

dlw 8/12

001041775

82-34724

Ministry of Consumer and Business Services
Ontario

Ministère des Services aux consommateurs et aux entreprises

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

MAY 15 MAI, 2003

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

03 AUG 12 AM 7:2

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société: (Écrire en LETTRES MAJUSCULES SEULEMENT)

CURRAN BAY RESOURCE LTD.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu): (Écrire en LETTRES MAJUSCULES SEULEMENT)

SNACKIE JACK'S LTD.

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion:

1993 August 23

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number (or minimum and maximum number) of directors is/are: *Nombre (ou nombres minimal et maximal) d'adminstrateurs:*	number *nombre*	or *ou*	minimum *minimal*	and *et*	maximum *maximal*

5. The articles of the corporation are amended as follows: (continued on next page)
Les statuts de la société sont modifiés de la façon suivante: (continuer suite page)

The name of the Corporation is changed to Snackie Jack's Ltd.

Please see attached 1A.

DYE & DURHAM
Corporation
Forms-On-Disk

The Articles of Incorporation be amended to

a. consolidate all of the issued and outstanding common and preferred shares in the capital of the corporation as at 9 am May 15, 2003 on the basis of one (1) new common and preferred share (Post-Consolidated) for every nineteen (19) Pre-Consolidated shares.

b. no fractional shares will be issued in connection with the Consolidation and where a fractional Post-Consolidated Share would otherwise result from the Consolidation, such fractional Post-Consolidated Share will be rounded up to the next whole Post-Consolidated Share

c. remove the following sections from the Articles of Amendment of the Corporation dated April 22, 1999: on page 1A, 1; Definitions: paragraphs 2, 3, 9 and 14; on page 1C and 1E, 2. Dividends (c) and 3. Conversion paragraphs 2 and 3

d. remove any provision that enables Preferred shares upon their conversion to exceed 1:1 in any context. Any such provision is removed and now void.

5. The amendment has been duly authorized as required by Sections 168 & 170 (as applicable) of the Business Corporations Act.

La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la Loi sur les sociétés par actions.

6. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on

Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

15 - May - 2003

(Day, Month, Year)
(jour, mois, année)

These articles are signed in duplicate.

Les présents statuts sont signés en double exemplaire.

CURRAN BAY RESOURCE LTD.

(Name of Corporation)
(Dénomination sociale de la société)

By:/*Par:*

(Signature)
(Signature)
Jack Pong

(Description of Office)
(Fonction)
President

Press Release

June 11, 2003, Toronto; **Curran Bay Resource Ltd.** is pleased to announce it has undergone a name change to **SNACKIE JACK'S LTD**.Further Jules Loeb has stepped down as President and has appointed Jack Pong as the new President of the company, the Board of Directors now consists of Jack Pong, Chairman, President and Director, Sandra Chan, Treasurer, Secretary and Director,Dr. Eric Cheung, Director, Gisela Chu, Director and Jules Loeb,Director.The company has undergone a stock consolidation on the basis of 1 post consolidated share for every 19 pre consolidated shares.

For further information please call Jack Pong at 416 231 3631